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Exhibit 21.1

Subsidiaries of Western Sierra Bancorp

        The following are the subsidiaries of the Registrant. All of the subsidiaries listed below are wholly-owned by the Registrant, except for WSNB Investment Trust, which is a wholly-owned subsidiary of Western Sierra National Bank.

        Western Sierra National Bank, a national banking association

        Lake Community Bank, a California banking corporation

        Central California Bank, a California banking corporation

        New MVB Bank (In Organization), a California banking corporation

        Sentinel Associates, Inc., a California corporation

        Western Sierra Statutory Trust I, a Connecticut statutory business trust

        Western Sierra Statutory Trust II, a Connecticut statutory business trust

        WSNB Investment Trust, a Maryland real estate investment trust

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Exhibit 21.1